SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

KYTHERA Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

501570 10 5

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501570 10 5	13G

1.	Names of Reporting Persons Prospect Venture Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,914,566 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,914,566 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,914,566 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.5% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Prospect Venture Partners III, L.P., a Delaware limited partnership (“PVP III”) and Prospect Management Co. III, L.L.C., a Delaware limited liability company (“PMC III,” together with PVP III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are owned by PVP III. PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2012.
(3)	This percentage is calculated based upon 18,211,491 shares of the Common Stock outstanding as of November 5, 2012 as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2012.

CUSIP No. 501570 10 5	13G

1.	Names of Reporting Persons Prospect Management Co. III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,914,566 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,914,566 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,914,566 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.5% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are owned by PVP III. PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2012.
(3)	This percentage is calculated based upon 18,211,491 shares of the Common Stock outstanding as of November 5, 2012 as set forth in the Issuer’s most recent Form 10-Q filed with the SEC on December 3, 2012.

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.00001 per share (“Common Stock”), of KYTHERA Biopharmaceuticals, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

KYTHERA Biopharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

27200 West Agoura Road, Suite 200

Calabasas, California 91301

Item 2(a).	Name of Person(s) Filing:

Prospect Venture Partners III, L.P. (“PVP III”)

Prospect Management Co. III, L.L.C. (“PMC III”)

Item 2(b).	Address of Principal Business Office:

Prospect Venture Partners

435 Tasso Street, Suite 200

Palo Alto, California 94301

Item 2(c).	Citizenship:

PVP III is a Delaware limited partnership.

PMC III is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number:

501570 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:
Item 4(b).	Percent of Class:
Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2012:

Reporting Persons	Shares of Common Stock Held Directly (1)	Common Stock Issuable Upon Exercise of Common Stock Purchase Warrant (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
PVP III	1,914,566	0	1,914,566	1,914,566	1,914,566	10.5%
PMC III (2)	0	0	1,914,566	1,914,566	1,914,566	10.5%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 18,211,491 shares of the Common Stock outstanding as of November 5, 2012 as set forth in the Issuer’s most recent Form 10-Q filed with the SEC on December 3, 2012.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2013

PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

/s/ Lori Hoover-Simotas
Lori Hoover-Simotas
Attorney-in-Fact

PROSPECT MANAGEMENT CO. III, L.L.C.

/s/ Lori Hoover-Simotas
Lori Hoover-Simotas
Attorney-in-Fact

Exhibit(s):

99.1:	Joint Filing Statement